EXHIBIT 12.1

DRIL-QUIP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Nine months ended Sept. 30, 2005	Years ended December 31,
		2004	2003	2002	2001	2000
Pre-tax income from continuing operations	$30,047.0	$17,214.0	$12,987.0	$12,918.0	$18,638.0	$16,911.0
Amortization of capitalized interest	10.0	13.0	13.0	13.0	7.0	—
Less: Interest capitalized during the period	—	—	—	(10.0)	(220.0)	(285.0)
Fixed charges :
Interest	1,323.0	1,100.0	1,559.0	2,101.0	2,452.0	495.0
Interest portion of rental expense (1)	597.6	687.3	667.9	684.9	725.6	473.3

Total fixed charges	1,920.6	1,787.3	2,226.9	2,785.9	3,177.6	968.3

Earnings before income taxes and fixed charges	$31,977.6	$19,014.3	$15,226.9	$15,706.9	$21,602.6	$17,594.3

Ratio of earnings to fixed charges	16.6	10.6	6.8	5.6	6.8	18.2

(1)	The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.